

December 21, 2020

Jonathan M. Pruzan
Executive Vice President and Chief Financial Officer
Morgan Stanley
1585 Broadway
New York, NY 10036

> **Re: Morgan Stanley**
> **Registration Statement on Form S-4**
> **Filed December 4, 2020**
> **File No. 333-251157**

Dear Mr. Pruzan:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-4 filed December 4, 2020

Cover Page

1. Please disclose on the Cover Page and in the Question and Answer section what the cash valuation was for each Eaton Vance share as of the date prior to the announcement of the merger and as of the most practicable date prior to the date of the prospectus.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Eric Envall at (202) 551-3234 or J. Nolan McWilliams at (202) 551-3217 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Marc Williams